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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U5S/A

                                Amendment No. 1

                                  ANNUAL REPORT

                      For the Year Ended December 31, 2004


        Filed pursuant to the Public Utility Holding Company Act of 1935


                                  NISOURCE INC.

                              COLUMBIA ENERGY GROUP
                      (Name of registered holding company)

                                801 E 86th Avenue
                           Merrillville, Indiana 46410

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This Amendment No. 1 to NiSource Inc. Form U5S Annual Report for the year ended
December 31, 2004, is being filed to update Item 10 to include the complete balance sheet for Columbia Gas of Maryland, Inc. that was not previously included in NiSource Inc.'s Form U5S filed on April 29, 2005.


                                                 Table of Contents

Item 10 - Financial Statements and Exhibits.................................   3

     Exhibits:

     Columbia Energy Group and Subsidiaries Consolidated Balance Sheet......   3

Signature...................................................................   5

                                                                   F-1B (6 of 8)

ITEM 10.         FINANCIAL STATEMENTS AND EXHIBITS (continued)
--------         ---------------------------------------------

                         NISOURCE INC. AND SUBSIDIARIES
                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
            (Not covered by Report of Independent Public Accountants)


                                                                                                                     F-1B Page 5
As of December 31, 2004 ($ in thousands)           CKY        CMD      COH       CPA         CVA         TCO            Total
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
ASSETS
PROPERTY, PLANT AND EQUIPMENT
   Utility plant                                240,993     88,170       *    707,312      529,062     3,788,885       6,975,182
   Accumulated depreciation and amortization    (85,673)   (26,609)          (238,175)    (120,942)   (1,600,406)     (2,645,357)
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   NET UTILITY PLANT                            155,320     61,561            469,137      408,120             -       4,329,825
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   Other property, at cost, less accumulated
    depreciation                                      -         1                  8             -             -           1,279
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NET PROPERTY, PLANT, AND EQUIPMENT              155,320     61,562            469,145      408,120     2,188,479       4,331,104
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INVESTMENTS AND OTHER ASSETS
   Assets of discontinued operations and
    assets held for sale                              -          -                  -            -        23,425          23,425
   Consolidated affiliates                            -          -                  -            -             -               -
   Unconsolidated affiliates                          -          -                  -            -        34,444          34,444
   Other investments                                  -          -                  -            -         7,782           7,782
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TOTAL INVESTMENTS                                     -          -                  -            -        65,651          65,651
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CURRENT ASSETS
   Cash and cash equivalents                        418        120              1,462          534            38           6,460
   Restricted cash                                    -          -                662            -             -             662
   Accounts receivable (less reserve)            22,188      8,673             50,934       30,646       199,472         407,197
   Unbilled revenue (less reserve)               15,096      4,376             50,411       29,770             -         164,197
   Gas inventory                                  9,762      3,395             69,222       14,112             -         285,758
   Underrecovered gas and fuel costs             14,421          -             67,056        1,118             -         239,355
   Materials and supplies, at average cost           32        300                611        1,092         7,262          10,027
   Electric production fuel, at average cost          -          -                  -            -             -               -
   Price risk management assets                       -          -                  -            -             -               -
   Exchange gas receivable                          379          2             33,599        6,716        62,272         121,462
   Regulatory assets                                877        237              5,292          316         6,396          85,743
   Prepayments and other                          2,102        922              2,074        2,397        47,958          79,923
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TOTAL CURRENT ASSETS                             65,275     18,025            281,323       86,701       323,398       1,400,784
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OTHER ASSETS
   Price risk management assets                       -          -                  -            -             -               -
   Regulatory assets                              2,493      1,514             66,171        3,496        38,194         345,708
   Goodwill                                           -          -                  -            -             -               -
   Intangible assets                                  -          -                 36           45           671           1,112
   Deferred charges and other                       947         88              2,826       14,798        17,142         114,203
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TOTAL OTHER ASSETS                                3,440      1,602             69,033       18,339        56,007         461,023
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TOTAL ASSETS                                    224,035     81,189            819,501      513,160     2,633,535       6,258,562
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



                                       3
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                                                                   F-1B (7 of 8)

ITEM 10.         FINANCIAL STATEMENTS AND EXHIBITS (continued)
--------         ---------------------------------------------

                         NISOURCE INC. AND SUBSIDIARIES
                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
            (Not covered by Report of Independent Public Accountants)


                                                                                                                      F-1B Page 6
As of December 31, 2004 ($ in thousands)              CKY        CMD        COH     CPA       CVA             TCO       Total
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
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common Stock Equity                                  77,548     26,819       *    227,888     196,684      1,497,452    2,496,119
Preferred Stocks -
   Series without mandatory redemption
     provisions                                           -          -                  -           -              -            -
Long-term debt, excluding amounts due
  within one year                                    36,309     16,480            167,372     117,340        257,369      902,303
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TOTAL CAPITALIZATION                                113,857     43,299            395,260     314,024      1,754,821    3,398,422
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CURRENT LIABILITIES
   Current portion of long-term debt                  5,840      2,495             17,843      12,835        128,521      167,833
   Short-term borrowings                                  -          -             41,700      19,383              -      186,975
   Accounts payable                                  24,121      6,868             84,457      43,675         37,427      405,084
   Dividends declared on common and
     preferred stocks                                     -          -                  -           -              -            -
   Customer deposits                                  2,976        517              2,962       6,875              -       25,543
   Taxes accrued                                     (1,193)      (483)            (4,030)     (4,820)        67,317      103,580
   Interest accrued                                      23          6                 36         106              -        1,167
   Overrecovered gas and fuel costs                       -      1,556                  -           -              -        1,556
   Price risk management liabilities                      -          -                936           -              -        4,886
   Exchange gas payable                              10,280      1,144             68,113      14,949         76,818      311,736
   Deferred revenue                                       -          -                  -           -              -            -
   Regulatory liabilities                             3,319         20                293         209          1,567       24,077
   Accrued liability for postretirement
     and pension benefits                               754        554              3,543       2,178          9,517       28,395
   Other accruals                                    16,575      3,587             61,958      13,882         46,230      313,345
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TOTAL CURRENT LIABILITIES                            62,695     16,264            277,811     109,272        367,397    1,574,177
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OTHER LIABILITIES AND DEFERRED CREDITS
   Price risk management liabilities                      -          -                  -           -              -            -
   Deferred income taxes                             15,250      6,757            113,858      37,501        409,396      755,472
   Deferred investment tax credits                    1,118        648              6,785       1,782            590       25,275
   Deferred credits                                       -          -                  -           -            529          529
   Deferred revenue                                       -          -                  -           -              -            -
   Accrued liability for postretirement
     and pension benefits                             1,525        949             10,370       5,236         13,633       67,161
   Liabilities of discontinued operations
     and liabilities held for sale                        -          -                  -           -              -            -
   Preferred stock liabilities with
     mandatory redemption provisions                      -          -                  -           -              -            -
   Regulatory liabilities                            24,384     12,671              8,625      19,328         70,789      329,102
   Other noncurrent liabilities                       5,206        601              6,792      26,017         16,380      108,424
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TOTAL OTHER                                          47,483     21,626            146,430      89,864        511,317    1,285,963
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COMMITMENTS AND CONTINGENCIES                             -          -                  -           -              -            -
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TOTAL CAPITALIZATION AND LIABILITIES                224,035     81,189            819,501     513,160      2,633,535    6,258,562
=================================================================================================================================



                                       4

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SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.





                                                   NISOURCE INC.
                                                   (Registrant)


Dated:     May 2, 2005             By:      /s/ Jeffrey W. Grossman
         ------------------             -----------------------------------
                                                Jeffrey W. Grossman
                                           Vice President and Controller
                                          (Principal Accounting Officer)





                                               COLUMBIA ENERGY GROUP
                                                   (Registrant)


Dated:     May 2, 2005             By:       /s/ Jeffrey W. Grossman
         ------------------             -----------------------------------
                                                Jeffrey W. Grossman
                                                  Vice President
                                          (Principal Accounting Officer)



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